

November 10, 2010

Mr. Daniel Dror
CEO, President, and Chairman
American International Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX 77565

     Re: **American International Industries, Inc.**
               Form 10-K for the Year Ended December 31, 2009
               Forms 10-Q for the Periods Ended March 31 and June 30, 2010
               File No. 1-33640

Dear Mr. Dror:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis…, page 21

Critical Accounting Policies, page 22

1.   Please revise your disclosures in future filings to address material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Refer to SEC Interpretive Release on MD&A available at http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with your proposed disclosures.

Liquidity and Capital Resources, page 24

2.   Please expand your discussion in future filings to include the following information, to
        the extent material:

        • an evaluation of the amounts and certainty of cash flows;
        • the existence and timing of commitments for capital expenditures and other known
          and reasonably likely cash requirements;
        • discussion and analysis of known trends and uncertainties;
        • a description of expected changes in the mix and relative cost of capital resources;
        • indications of which balance sheet or income or cash flow items should be considered
          in assessing liquidity; and
        • a discussion of prospective information regarding your sources of and needs for
          capital, except where otherwise clear from the discussion.

        In determining required or appropriate disclosure, you should evaluate separately your
        ability to meet upcoming cash requirements over both the short and long term. Refer to
        SEC Release 33-8350. Please provide us with your proposed disclosures.

3.   Please revise in future filings to provide a more informative analysis and discussion of
        cash flows for each period presented. In doing so, please explain the underlying reasons
        and implications of material changes between periods to provide investors with an
        understanding of trends and variability in cash flows. Please be advised that merely
        including your historical cash flows along with quantification of numerical changes
        which could be readily computed from your Statements of Cash Flows does not achieve
        the objective of providing a discussion about the variability of such cash flows. Refer to
        SEC Release 33-8350. Please provide us with your proposed disclosures.

Notes to the Consolidated Financial Statements, page 34

Note 1 – Summary of Significant Accounting Policies, page 34

4.   In future filings, please revise your disclosure of your accounting policy for goodwill
        impairment testing to explain how you performed the two-step impairment testing as set
        forth in ASC 350-20-35, including disclosure of the number of reporting units you have
        determined for purposes of your goodwill impairment testing and the results of step 1 of
        the impairment test. Please provide us with your proposed disclosures and tell us the
        results of the goodwill impairment analysis for the year ended December 31, 2009.

Note 5 – Real Estate Transactions, page 39

5.   Please tell us, and disclose in future filings, your accounting policy related to real estate
        classified as held for sale, including how you allocate the value of real estate to individual
        tracts within a property. In addition, tell us how you determined the fair value of real

Mr. Daniel Dror
American International Industries, Inc.
November 10, 2010
Page 3

estate obtained through foreclosure in the third and fourth quarters of 2009. Refer to paragraphs 37 through 43 of ASC 360-10-35.

Note 14 – Property Dividend Distribution Gain, page 46

6.   Please tell us how you determined it was appropriate to record a gain on the special dividend distribution of stock of Hammond Industries, Inc., rather than recording the distribution at historical book value (after reduction, if appropriate, for an indicated impairment of value) in accordance with ASC 505-60-25. In your response, please cite the authoritative literature upon which you relied.

Form 10-Q for the Period Ended June 30, 2010

Consolidated Statements of Operations, page 5

7.   Please tell us how you determined that consulting service income should be included in other income (expenses) rather than revenues. In your response, cite the authoritative literature upon which you relied.

Notes to Unaudited Consolidated Financial Statements, page 8

Note 1 – Summary of Significant Accounting Policies, page 8

8.   Please tell us how you determined that the issuance of shares in BOG and DCP should be recorded as sales of assets, citing the authoritative literature upon which you relied. In addition, please tell us in what line item of the Consolidated Statements of Cash Flows you have included the $20,000 received for the DCP shares.

Note 6 – Property and Equipment, page 12

9.   We note your disclosure regarding the sale of Delta's facilities to Southwest Gulf Coast Properties, Inc. Please clarify what these facilities are and what the legal structure is that resulted in your ownership of 51% of these facilities prior to the sale. In addition, please tell us whether Delta continues to lease or otherwise use these facilities.

Exhibits 31.1 and 31.2

10.   Please confirm that you will revise your certifications in future filings to conform exactly to the language within Item 601(b)(31) of Regulation S-K. In this regard, we note that you replaced the word "registrant" within your exhibits with "small business issuer."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief